Rule 12g3-2(b)
File No. 82-4939

PRESS-RELEASE

LRP Landesbank Rheinland-Pfalz

82-4930

FY' 2004:
ON BALANCE SUCCESSFUL, OUTLOOK FOR 05: PROFITABLE

- **Net income for the year marked by preparations for 2005**
- **Targeted expansion of capacities**
- **Successful start of parent-subsidiary relationship**
- **Optimism for fiscal 2005**

Looking back on 2004, which was a successful year on the whole, Dr. Friedhelm Plogmann (53), Chairman of the Managing Board since 1 January 2005, sees LRP Landesbank Rheinland-Pfalz, Mainz, well positioned for the challenges of the current fiscal year, especially for the time following the abolition of the current guarantee systems as of 19 July 2005. LRP Group's net income for the year after restructuring expenses, risk provisions and allocations to reserves amounted to EUR 80 million, while the core capital ratio according to BIS reached 8.1%. "The business volume increased at an appropriate rate of 4% to EUR 76.6 billion, which means that we maintained or even expanded our position in our key markets and achieved a satisfactory result overall. Our new owner, LBBW, the joint liability scheme of the savings banks organization and our successful own efforts have laid a solid foundation for an "A" class rating," emphasized Dr. Plogmann on the occasion of the Bank's annual accounts press conference in Mainz on 22 March. In 2005, LRP intends to take a big step towards the targeted RoE of 15%. To achieve this goal, the Bank will pro-actively pursue its successful business strategy and exploit the additional advantages offered by its powerful parent, LBBW. For the year 2005 LRP projects a clear increase in net income, although LBS which was spun off from the Group at the beginning of 2005, does no longer contribute to the annual result.

Landesbank Rheinland-Pfalz
Jürgen Pitzer
Press Spokesman
Director Corporate Communications
D-55098 Mainz
Grosse Bleiche 54-56
Amtsgericht Mainz HRA 3557

Phone 00 49 (61 31) 13-28 16
Fax 00 49 (61 31) 13-25 60
e-mail presse@LRP.de

Please send us a copy for our records

Strengthening the partnership with the savings banks

According to Friedhelm Plogmann, the focus of the Bank's activities will be on the further development of the partnership with the savings banks in Rheinland-Pfalz, for which both Landesbanks now act as the central institution. A modular range of products and services has been developed in close cooperation with the savings banks, which will be customized to each individual savings bank and implemented in the first half of the year. "Our partnership model provides incentives in the form of tangible benefits," said Friedhelm Plogmann, adding that the feedback so far has been quite encouraging.

To highlight LRP's own performance, he cited the fully electronic transmission and processing of promotion loans - a pathbreaking solution developed by the Bank - as well as the model of a margin-adjusted promotion loan first implemented together with KfW in 2004; this model has meanwhile been adopted by other institutions nationwide.

Successful banking for medium-sized enterprises

LRP will expand its services as an investment bank for SMEs both regionally and for those companies whose size is below the current threshold value. In addition to traditional loans and customized financing schemes such as technology leasing models, LRP offers its customers equity investment and capital market finance. LRP has special know-how in project finance for energy-intensive industries. Where private transport infrastructure finance is concerned, Friedhelm Plogmann expects to see a growing number of invitations to tender, not least as a result of the latest government resolutions. "This market is gradually opening and we see good business opportunities that will benefit from our long-standing experience in financing and designing transport infrastructure initiatives."

Growing trade and export finance

LRP has a comprehensive range of products and services for export-oriented medium-sized clients, which will now be complemented by the international branch network as well as the products and advisory services of LBBW. As an example, Plogmann cited the "LRP Forum China" event organized together with LBBW a few days ago, which met with a good response, also from customers of the Rheinland-Pfalz savings banks.

International diversification of the real estate business

The real estate business is one of LRP's promising core business segments. Given that the outlook in Germany is rather moderate, the Bank will focus especially on the growth markets in Western EURpe. For this purpose, LRP has strengthened its real estate team and organization, which has already had an effect on the deals closed.

2004 results

Operating income decreased by 4.4% to EUR 470.6 (492.4) million, mainly due to the drop in net interest income to EUR 375.9 (385.6) million. The decline in net commission income to EUR 60.9 (82.1) million is primarily attributable to reduced commission income from the lending and securities business as well as the securities migration to LBBW completed in the previous year. On the upside, net income from trading activities almost doubled to EUR 29.1 (15.3) million.

Improved cost structures

LRP's headcount declined by 95 to 1,855 employees against the previous year. While new, higher-quality jobs were created in the profitable front-office and near-front-office units, the staff and operating units were scaled down. Together with other measures this led to improved cost structures.

General administrative expenses increased by 5.1% to EUR 247.3 million. Personnel expenses of EUR 161.3 million reflect a strong increase in contributions to the social security and pension schemes, which were due to numerous early retirement arrangements and more than offset the decline in wages and salaries. At EUR 86.0 (87) million, operating expenses including fixed asset

depreciation were slightly down on the previous year.

Reserves strengthened

The operating profit after general administrative expenses amounted to EUR 223.3 million. Net amounts of EUR 91.8 (65.5) million were allocated to risk provisions/adjustments, of which EUR 74.2 (71) million to loan loss provisions in the lending business.

Net income for the year after extraordinary expenses (EUR 15.2 million), tax refunds and the distribution for silent participations amounted to EUR 80 million for the Group and to EUR 71.2 million for the Bank. The net dividend of EUR 19.4 million was paid out in advance to the former owners in 2004, while amounts of EUR 44.7 million and EUR 47.0 million were allocated to the Bank's reserves from retained earnings (incl. LBS) and LRI, respectively.

Changes in the capital base

Taking the silent participation by the State of Rheinland-Pfalz and the withdrawal of the WestLB shares into account, the equity capital declined by a net amount of EUR 95.2 million to EUR 3,174.9 million in 2004. As of the balance sheet date, LRP's liable capital under the German Banking Act (KWG) amounted to EUR 2,904 million.

As of 31 December 2004, the Overall Ratio according to Principle I (12.1%), the Total Capital Ratio (BIS) (12.5%) and the Core Capital Ratio (8.1 %) reached relatively good values. The Return on Equity after taxes stood at 6.0%, while the Cost-Income Ratio reached 52.5%.

Mainz, 22 March 2005

Financial statements 2004 (Key Figures)

Group Balance Sheet	**31.12.2004**	**31.12.2003**	***Changes***	
LRP, LBS, LRI, LRP Capital, LRA	**Euro billions**	Euro billions	Euro billions	%
Total assets	**67.7**	65.6	2.1	3.3
Business volume	**76.6**	73.7	2.9	4.0
Claims on banks	**20.7**	22.0	-1.3	-6.0
Claims on customers	**20.0**	20.7	-0.7	-3.2
including: building loans of Landes-Bausparkasse	**1.9**	2.0	-0.1	-3.5
Securities	**23.8**	19.1	4.8	25.1
Trust assets	**1.3**	2.0	-0.7	-35.6
Liabilities to banks	**19.4**	16.9	2.6	15.3
Liabilities to customers	**12.5**	11.3	1.1	10.0
including: savers' deposits of Landes-Bausparkasse	**2.2**	2.0	0.2	11.1
Certificated liabilities	**29.4**	30.2	-0.7	-2.4
Total capital funds	**3.2**	3.3	-0.1	-2.9

Staff (at year-end)	1,855	1,922	-67	-3.5

Group Results	**01.01. - 31.12.2004**	**01.01. - 31.12.2003**	***Changes***	
	Euro millions	Euro millions	Euro millions	%
Net interest income	**375.9**	385.6	-9.7	-2.5
Net commission income	**60.9**	82.1	-21.3	-25.8
Net income from trading activities	**29.1**	15.3	13.7	90.2
Other operating expenses/income	**4.7**	9.4	-4.7	-50.0
Operating income	**470.6**	492.4	-21.8	-4.4
General administrative expenses	**247.3**	235.2	12.1	5.1
Operating profit before risk provisions/adjustments	**223.3**	257.2	-33.9	-13.2
Risk provisions/adjustments	**91.8**	65.5	26.3	40.2
Operating profit	**131.5**	191.7	-60.2	-31.4
Extraordinary expenses	**15.2**	11.5	3.7	32.2
Net income for the year before taxes	**116.3**	180.2	-63.9	-35.5
Taxes on income and revenues	**-3.7**	59.6	-63.3	-106.2
Distribution for silent participations	**40.0**	30.6	9.3	30.7
Net income for the year	**80.0**	90.0	-10.0	-11.1

Ratios in %		
Return on Equity (RoE) before taxes	**5.7**	**10.4**
Return on Equity (RoE) after taxes	**6.0**	**6.3**
Cost-Income Ratio (CIR)	**52.5**	**47.8**
Overall Ratio according to Principle I	**12.1**	**12.0**
Total Capital Ratio (BIS)	**12.5**	**12.6**
Core Capital Ratio (BIS)	**8.1**	**7.3**

Rating Categories	**Moody's**	**S & P**	**Fitch**	**JCR**
Long-Term	Aa1	AA	AAA	AAA
Short-Term	P-1	A-1+	F1+	
Financial Strength/Individual	C	-	C	
Public-Sector Pfandbrief	Aaa	AAA	AAA	

Differences due to rounding